82-3470

RECEIVED
2004 AUG -4 P 1:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04035994

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

30th July, 2004

The Secretary
The National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

Unaudited Financial Results (Provisional) for the Quarter ended 30th June, 2004

In terms of Clause 41 of the Listing Agreement, we enclose a copy of the Unaudited Financial Results (Provisional) of the Company, alongwith a statement providing details of Segment-wise Revenue, Results and Capital Employed, for the Quarter ended 30th June, 2004, approved at the meeting of the Board of Directors of the Company held on 30th July, 2004.

A copy of the 'Limited Review' Report of the Auditors of the Company in respect of the Quarter ended 30th June, 2004, is also enclosed.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

PROCESSED
AUG 06 2004
THOMSON FINANCIAL

dlw 8/5

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC LIMITED

Unaudited Financial Results (Provisional) for the Quarter ended 30th June, 2004

(Rs. in Crores)

		Quarter ended 30.06.2004	Quarter ended 30.06.2003	Twelve months ended 31.03.2004
GROSS INCOME		3294.04	2812.67	12039.92
NET SALES TURNOVER	(1)	1774.96	1428.85	6470.44
OTHER INCOME	(2)	57.76	57.05	224.88
NET INCOME (1+2)		1832.72	1485.90	6695.32
Less:				
TOTAL EXPENDITURE	(3)	1077.38	816.89	4109.85
a) (Increase) / decrease in stock-in-trade		(103.10)	(137.74)	(189.45)
b) Consumption of raw materials, etc.		737.36	586.66	2572.78
c) Staff cost		100.68	93.72	416.48
d) Other expenditure		342.44	274.25	1310.04
INTEREST (Net)	(4)	12.92	5.46	24.79
DEPRECIATION	(5)	67.91	59.41	241.62
PROFIT BEFORE TAX (1+2-3-4-5)	(6)	674.51	604.14	2319.06
Less:				
PROVISION FOR TAXATION (Including prior year adjustments)	(7)	212.52	206.92	726.21
NET PROFIT (6-7)	(8)	461.99	397.22	1592.85
PAID UP EQUITY SHARE CAPITAL	(9)	247.68	247.51	247.68
(Ordinary shares of Rs. 10/- each)				
RESERVES EXCLUDING REVALUATION RESERVES	(10)	-	-	6101.54
EARNING PER SHARE (Basic) (Rs.)	(11)	18.65	16.05	64.34
EARNING PER SHARE (Diluted) (Rs.)		18.60	16.05	64.22
AGGREGATE OF NON-PROMOTER SHAREHOLDING	(12)			
- NUMBER OF SHARES		247678851	247511886	247678851
- PERCENTAGE OF SHAREHOLDING		100	100	100

Notes :

(i) The above results were reviewed by the Audit Committee and approved at the meeting of the Board of Directors of the Company held on 30th July, 2004.

(ii) Figures for the previous year have been re-arranged wherever necessary.

(iii) Gross Income comprises Segment Revenue and Other Income.

(iv) During the quarter, 8 Investor complaints were received, which were promptly attended to by the Company. No complaints were pending either at the beginning or at the end of the quarter.

(v) During the quarter, Landbase India Limited became a wholly owned subsidiary, consequent to the Company increasing its shareholding from 70% to 100%.

(vi) During the quarter, Ansal Hotels Limited became a subsidiary of the Company consequent to conversion of loan and interest due from that company into equity.

(vii) The Company's shares have been delisted from the Stock Exchange at Chennai. The Company's shares are presently listed on the National Stock Exchange, the Bombay Stock Exchange and the Calcutta Stock Exchange.

(viii) The above is as per Clause 41 of the Listing Agreement and does not take into account the excise issues disputed by the Company.

Limited Review

The Limited Review, as required under Clause 41 of the Listing Agreement has been completed and the related Report forwarded to the Stock Exchanges. This Report does not have any impact on the above 'Results and Notes' for the Quarter ended 30th June, 2004 which needs to be explained.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 30th July, 2004
Place : Kolkata, India

For and on behalf of the Board

Executive Director

Chairman

ITC LIMITED

Segment-wise Revenue, Results and Capital Employed for the Quarter Ended 30th June, 2004

(Rs. in Crores)

	Quarter ended 30.06.2004	Quarter ended 30.06.2003	Twelve months ended 31.03.2004
1. Segment Revenue			
a) FMCG - Cigarettes	2538.28	2291.05	9230.27
- Others	105.22	51.66	304.16
Total FMCG	**2643.50**	**2342.71**	**9534.43**
b) Hotels	62.47	50.07	257.53
c) Agri Business	459.27	331.32	1708.77
d) Paperboards, Paper & Packaging	377.33	295.64	1253.29
Total	**3542.57**	**3019.74**	**12754.02**
Less : Inter-segment revenue	306.29	264.12	938.98
Gross sales / Income from operations	**3236.28**	**2755.62**	**11815.04**
2. Segment Results			
a) FMCG - Cigarettes	585.22	535.63	2033.34
- Others	(39.08)	(35.92)	(174.36)
Total FMCG	**546.14**	**499.71**	**1858.98**
b) Hotels	7.59	0.86	32.51
c) Agri Business	25.57	23.85	89.80
d) Paperboards, Paper & Packaging	81.18	52.74	229.85
Total	**660.48**	**577.16**	**2211.14**
Less : i) Interest (Net)	12.92	5.46	24.79
ii) Other un-allocable expenditure net of un-allocable income	(26.95)	(32.44)	(132.71)
Total Profit Before Tax	**674.51**	**604.14**	**2319.06**
3. Capital Employed			
a) FMCG - Cigarettes *	1110.78	1281.43	1572.50
- Others	227.38	114.45	212.10
Total FMCG	**1338.16**	**1395.88**	**1784.60**
b) Hotels	983.33	960.36	977.69
c) Agri Business	617.40	467.77	476.90
d) Paperboards, Paper & Packaging	1526.40	1282.82	1468.88
Total Segment Capital Employed	**4465.29**	**4106.83**	**4708.07**

* Before considering provision of Rs. 1468 Crores (30.06.2003 - Rs. 1069 Crores) in respect of disputed State taxes, the levy / collection of which has been stayed.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 30th July, 2004
Place : Kolkata, India

For and on behalf of the Board

Executive Director

Chairman

Notes

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies.The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging, and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG : Cigarettes	- Cigarettes & Smoking mixtures.
: Others	- Branded Garments, Greeting, Gifting & Stationery, Packaged Foods (Staples, Confectionery, Snack Foods, Ready to Eat Foods).
	- Agarbattis and Matches sourced from the small scale sector.
Hotels	- Hoteliering.
Paperboards, Paper & Packaging	- Paperboards, Paper including Specialty Paper & Packaging.
Agri Business	- Agri commodities such as rice, soya, wheat, coffee and leaf tobacco.

(3) Segment results of the new business activities namely 'FMCG : Others ' largely reflect start up and business development costs.

(4) In its Hotels business, the Company has been engaged in implementing its strategic investment plans to complete the ITC Welcomgroup chain. Capital employed of Rs. 983 Crores (30.06.2003- Rs. 960 Crores) includes Rs. 850 Crores (30.06.2003 - Rs. 822 Crores) relating to the recently opened hotels at Mumbai and Kolkata as well as capital work in progress in respect of the second hotel under construction in Mumbai. The segment results continue to reflect the depreciation charge of the newly opened hotels and the holding cost in respect of Hotel Searock which has been the subject matter of a prolonged legal dispute.

(5) The Company's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the quarter are after absorbing costs in respect of expanding activities related to the e-choupal initiative.

(6) As at 30th June 2004, the total capital employed of the Company of Rs. 6872 Crores (30.06.2003 - Rs. 5763 Crores) included Rs. 792 Crores (30.06.2003 - Rs. 803 Crores) being legacy assets acquired by the Company as part and parcel of the schemes facilitating exit from the Financial Services and Edible Oil Businesses in 1997.

(7) Figures for the previous year have been recast to conform to current presentation.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 30th July, 2004
Place : Kolkata, India

For and on behalf of the Board

Executive Director   Chairman

A. F. FERGUSON & CO.
CHARTERED ACCOUNTANTS

APEEJAY HOUSE
5th FLOOR, BLOCK 'B'
15 PARK STREET
KOLKATA - 700 016

The Board of Directors
ITC Limited
Virginia House
37 J L Nehru Road
Kolkata 700 071.

Dear Sirs,

LIMITED REVIEW REPORT

1. We have reviewed the accompanying Statement of "Unaudited Financial Results (Provisional) for the Quarter ended 30th June 2004" (the Statement) of ITC Limited prepared by the company pursuant to Clause 41 of the Listing Agreement with the stock exchanges in India, which has been initialled by us for identification purposes. This statement is the responsibility of the company's management and has been approved by the Board of Directors.

2. We conducted our limited review to obtain moderate assurance as to whether the information disclosed in the accompanying Statement is free of material misstatement. A limited review of interim financial information consists principally of applying analytical procedures to financial data and making enquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. Based on the limited review conducted by us as aforesaid, nothing has come to our notice that causes us to believe that the accompanying Statement prepared in accordance with Accounting Standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For A.F. FERGUSON & CO.
Chartered Accountants

A.K. Mahindra

(A.K. Mahindra)
(Partner)

Kolkata: 30th July, 2004

TELEPHONE : 22298817, 22299256 • FAX : (033) 22264182 • E-MAIL : affkol@vsnl.net
BANGALORE • CHENNAI • HYDERABAD • JAMSHEDPUR • MUMBAI • NEW DELHI • PUNE • VADODARA
MIDDLE EAST : DUBAI, U. A. E., MUSCAT, OMAN

ITC Limited
Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

30th July, 2004

The Secretary
The National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

Unaudited Financial Results (Provisional) for the Quarter ended 30th June, 2004

Further to our letter dated 30th July, 2004 forwarding the Unaudited Financial Results (Provisional) of the Company for the quarter ended 30th June, 2004, we now enclose a copy of the Press Release issued by the Company on the subject.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited
Corporate Communications
37 J. L. Nehru Road, Kolkata 700 071

PRESS ANNOUNCEMENT

Financial Results for the Quarter ended 30th June, 2004

Net Sales up 24%
16.3% growth in Post-tax profit

ITC's post-tax profit for the Quarter ended 30th June, 2004 posted a growth of 16.3% to Rs. 461.99 crores while pre-tax profit registered a growth of 11.6 % to Rs. 674.51 crores. Earnings per share for the Quarter stood at Rs. 18.65.

The Company's Net Turnover at Rs. 1775 crores registered a robust growth of 24.2% on the back of growth in Cigarette sales, ramp-up of new FMCG businesses and improved performance of the Hotels and Paperboards, Paper & Packaging segments.

FMCG- Cigarettes

The 'Cigarettes and Other Tobacco Products (Prohibition of Advertisement and Regulation of Trade and Commerce, Production, Supply and Distribution) Act, 2003' (COTPA) became effective from 1st May 2004. Market buoyancy and consumer preference for the Company's products enabled posting of good revenue growth during the quarter.

In keeping with the Company's strategy of providing superior value for the consumer, **'Insignia'**, was launched in a round corner pack, and **'Silk Cut'**, in the international new wave pack, was extended to all target markets.

FMCG- Others

Branded Packaged Foods

The Company's Branded Packaged Foods business continued to expand rapidly. In the Staples category, the distribution of **'Aashirvaad Pure Salt'** was deepened leveraging the e-Choupal network in MP and UP. **'Aashirvaad Atta'** continues to gain increasing consumer acceptance and has established itself as the clear market leader amongst national branded players. In the Biscuits category, the **'Sunfeast'** range continued to make impressive gains in launch markets. The business is in the process of establishing outsourced & distributed manufacturing capacities to tap the full potential of this category. In the Ready-to-Eat segment, the **'Aashirvaad ReadyMeals'** range was further expanded with the introduction of 'combo-packs' viz. 'Basmati Rice & Rajma Masala ' and 'Basmati Rice & Dal Tadka'. Market coverage of ready-to-cook pastes, launched in March 2004 under the 'Aashirvaad' brand, was extended to all the metros during the quarter.

...2/-

Lifestyle Retailing

The **'Wills Lifestyle'** range vitality was further strengthened with the introduction of a large number of style and colour options in the **'Wills Classic'** and **'Wills Clublife'** categories. The business is in the process of reformulating its retail presence in keeping with the emerging retailing landscape in the country by establishing/relocating stores in high traffic Malls. The 'Wills' range is now available in 24 large format retail stores and 53 multi-brand outlets apart from the exclusive 'Wills Lifestyle Stores'.

Efforts are also underway to strengthen the distribution of the Company's mid-market brand **'John Players'**, especially in identified high traffic outlets in key locations.

Greeting, Gifting & Stationery business

The first quarter of the year saw the continued roll out of the **'Classmate'** and **'Expressions Paperkraft'** range of stationery products. Market response has been encouraging, with the range exhibiting potential to garner a sizeable share of the Rs.500 crores fast growing Stationery market. Efforts are also underway to develop suitable products aimed at the mass-market segment. In the Greeting cards category, the 'Expressions Valued Customer' (EVC) scheme was fine-tuned to incentivise sales performance while specialist distributor arrangements were established in the key markets of Delhi and Mumbai. The business is also actively targeting the largely untapped vernacular segment, and strengthening institutional sales.

Safety Matches

The business continues to make impressive gains in sales volumes and market standing with **'AIM'** emerging as the world's largest selling Safety Matches brand. The business is growing the value-added segment of the market and is progressively gaining market share in this segment.

ITC continues to extend technical and management support to manufacturers in the small-scale sector to help them achieve superior product quality and processes.

Agarbattis

ITC's foray into the marketing of incense sticks is yet another manifestation of its philosophy of partnering with small and medium enterprises to help them raise their quality and process standards. The business' products under the **'Mangaldeep'** brand in a unique 'fragrance locked' packaging format is rapidly gaining consumer franchise across markets.

Hotels

Segment revenues at Rs. 63 crores grew by 25% over the same period last year on the back of improved room realisations and occupancies across locations. Construction of the Company's second hotel in Mumbai, ITC Grand Central, is progressing on schedule with the commercial launch now expected by the end of 2004. A renovation and product upgradation programme is also underway at the ITC Maurya Sheraton, New Delhi towards raising the already high quality standards of this hotel.

Paperboards and Specialty Papers

The newly acquired 65000 TPA manufacturing unit at Kovai in Tamil Nadu was fully integrated with business operations. Production volumes were scaled up in phases, achieving planned synergies. While sales of value-added products continued to grow and enrich the product mix, significant progress was also made during the quarter towards capacity expansion in the recycled segment. The 75000 TPA capacity expansion plan, currently underway at the facility at Bhadrachalam, Andhra Pradesh is expected to be completed by October 2004.

With these investments, the total manufacturing capacity of the Company would touch 350000 TPA, strategically positioning the business to realise its vision of becoming a leader in the Afro-Asian region.

The Company's Elemental Chlorine Free (ECF) pulp mill is the only one of its kind in the country meeting world-class environmental standards – a testimony to ITC's commitment to the concept of triple bottom line. With increasing awareness of hygiene and safety among Indian consumers, industries like foods and pharmaceuticals are progressively switching to ECF pulp-based paperboard.

Agri business

The e-Choupal network was further ramped up to nearly 4100 installations, reaching out to over 2.4 million farmers in the states of Madhya Pradesh, Uttar Pradesh, Maharashtra Rajasthan, Karnataka and Andhra Pradesh.

Rural marketing and distribution initiatives were scaled up in MP during the quarter, leveraging the extensive and cost-efficient e-Choupal network. Construction of the Company's first pilot rural 'hub' is being progressed and is expected to be operational by September 2004.

As reported earlier, ITC won the inaugural World Business Award for its unique e-Choupal initiative. The Award, jointly instituted by the International Chamber of Commerce, the United Nations Development Programme and the HRH Prince of Wales International Business Leaders Forum honours companies the world over for their contribution to poverty

...4/-

alleviation and sustainable development. ITC's e-Choupal was selected for this Award from among 64 nominations from 27 countries.

The Board of Directors, at its meeting held in Kolkata on 30th July, 2004 approved the financial results for the quarter ended 30th June, 2004, which are enclosed.

(S H Venkatramani)
Head – Corporate Communications

July 30, 2004